EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the inclusion in this Registration Statement on Form S-1 (SEC File Number yet to be assigned) as filed with the SEC of our audit report dated December 14, 2018, with respect to the consolidated balance sheets of Gridiron BioNutrients, Inc. and Subsidiaries (“the Company”) as of August 31, 2018 and 2017, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for the year and period then ended. Our report dated December 14, 2018, relating to the aforementioned financial statements, includes an emphasis paragraph relating to an uncertainty as to the Company's ability to continue as a going concern.

We also consent to the reference to us under the heading “Experts” in such Registration Statement.

Fruci & Associates II, PLLC

March 4, 2019